OAS RESTRUCTURING (BVI) LIMITED
Avenida Francisco Matarazzo, No. 1.350,
19th floor, Suite 1.902,
Água Branca, in the city of São Paulo, State of São Paulo
Federative Republic of Brazil

March 29, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram & Asia Timmons-Pierce
Re:
REQUEST FOR ACCELERATION OF EFFECTIVENESS
OAS Restructuring (BVI) Limited
OAS S.A. – Em Recuperação Judicial
Construtora OAS S.A. – Em Recuperação Judicial
OAS Engenharia E Construção S.A.
Application for Qualification of Indenture on Form T-3
File No. 022-29042

Dear Mr. Ingram and Ms. Timmons-Pierce:
We refer to the Application for Qualification of Indentures on Form T-3 with respect to the 5.00% Senior Notes due 2035 and the 13.00% Senior Secured Notes due 2026, originally filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2017 (File No. 022-29042) (as amended by Amendment No. 1 filed with the Commission on October 12, 2018, Amendment No. 2 to that Application filed on March 25, 2019 and Amendment No. 3 to that Application filed on March 27, 2019, the “Form T-3”), of OAS Restructuring (BVI) Limited (the “Issuer”) and OAS S.A. - Em Recuperação Judicial, Construtora OAS S.A. - Em Recuperação Judicial and OAS Engenharia e Construção S.A. (the “Guarantors”).
In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Issuer and the Guarantors hereby respectfully request acceleration of the effective date of the above-referenced Form T-3 so that it may become effective at or prior to 5:00 p.m. Eastern Time, on Tuesday, April 2, 2019, or as soon as possible thereafter.
Each of the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Andrew Weisberg of White & Case LLP, U.S. counsel to the Issuer and the Guarantors, at (212) 819-8980, 1221 Avenue of the Americas, New York, NY 10020, as soon as the Form T-3 has been declared effective, or if you have any other questions or comments regarding this matter.
[Remainder of Page Intentionally Blank]

Sincerely,
OAS RESTRUCTURING (BVI) LIMITED
By:	/s/ Josedir Barreto
	Name:	Josedir Barreto
	Title:	Director

OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By:	/s/ Josedir Barreto
	Name:	Josedir Barreto
	Title:	Director

CONSTRUTORA OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By:	/s/ Josedir Barreto
	Name:	Josedir Barreto
	Title:	Director

OAS ENGENHARIA E CONSTRUÇÃO S.A.
By:	/s/ Josedir Barreto
	Name:	Josedir Barreto
	Title:	Director

Signature Page to SEC Acceleration Request